LAW OFFICES OF

IWONA J. ALAMI

620 NEWPORT CENTER DR., SUITE 1100

NEWPORT BEACH, CALIFORNIA 92660

(949)760-6880

FAX: (949) 495-9927

E-MAIL: ALAMILAW@AOL.COM

May 1, 2013

Ryan Rohn

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 205-49

RE:	AMARU, INC. FORM 8-K, Item 4.02 FILED APRIL 23, 2013 FILE NO.000-32695

Dear Mr. Rohn:

Amaru, Inc. ("the Company") responds to the Staff's comment letter dated April 25, 2013 by enclosing a copy of this letter via Edgar filing system. The amended Form 8-K, Item 4.02 will be filed by the Company via Edgar filing system.

The Staff's comments are addressed by their corresponding numbers and are accompanied by the Company's responses thereto.

1. Duly noted. The letter from WilsonMorgan, LLP. has been attached as an exhibit to Form 8-K/A.

In accordance, with your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Iwona J. Alami